Mail Stop 4561

July 18, 2007

Jeffrey A. Wahba
Chief Financial Officer
HireRight, Inc.
5151 California Avenue
Irvine, CA 92617

Re: HireRight, Inc.
Amendment No. 3 to Form S-1
Filed on July 10, 2007
File No. 333-140613

Dear Mr. Wahba:

We have reviewed your responses and amended filing and have the following comments.

Compensation Discussion and Analysis

Performance-Based Annual Cash Incentives, page 70

1. Please refer to prior comment 7 of our letter dated June 13, 2007. Please revise the disclosure on page 70 to state that the Executive Short-Term Incentive Plan for 2007 was amended and restated in May 2007 and clearly and succinctly describe the material differences between the two plans. Disclose the annual operating income targets used to determine executive bonus payments for 2006 and 2007 as well as the individual quarterly objectives used to determine executive bonus payments in 2006. Further, disclose what portion of the bonus is tied to annual operating income versus customers satisfaction scores for the 2007 Plan, and 2006 in the case of the Chief Executive Officer, and what portion of the bonuses awarded in 2006 were tied to customer satisfaction scores versus individual quarterly objectives. Note that quantified disclosure is required pursuant to Item 402(b)(2)(v) and Instruction 2 to Item 402(b), subject to Instruction 4 of Item 402(b).

2. Please disclose the set percentage of the amount by which HireRight's operating results must exceed the annual operating income target before the compensation committee may authorize overachievement bonuses. See page 71. If discretion may be exercised in authorizing overachievement bonuses when the operating results do not exceed the annual operating income target by the set percentage, disclose this as well.

Principal and Selling Stockholders, page 84

3. Please advise whether Hewitt Associates, LLC is an affiliate of the public company Hewitt Associates, Inc. If so, please disclose this in the footnote to the selling shareholder table. If not, please disclose the natural person or persons having voting or investment control over Hewitt Associates, LLC.

Report of Independent Registered Public Accounting Firm, page F-2

4. Please revise to remove the preamble paragraph from the independent registered public accountants' report prior to effectiveness.

Note 2. Summary of Significant Accounting Policies

Research and Development Expense, page F-11

5. Your response to prior comment number 8 states that during the periods the financial statements are presented in the registration statement, the efforts of your software engineers were focused primarily on maintenance activities and minor enhancements. Please address the following additional comments with respect to your response:

- Please clarify the exact periods that your efforts were focused on maintenance and minor enhancements. Clarify whether you had any major enhancements in the years prior to the year ended December 31, 2004. Please tell us when you developed your last major enhancement prior to the major enhancements that are being developed in fiscal year 2007 and include a description of the enhancement.

- Clarify how you distinguish between a major and minor enhancement. Explain how you determined that none of the enhancements developed during the periods the financial statements are presented in the registration statement added any functionality to your software; we refer you to paragraph 24 of SOP 98-1.

You may contact Morgan Youngwood at 202-551-3479 or Chris White at 202-551-3461, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 949-932-3601
        Ellen S. Bancroft, Esq.
        J.R. Kang, Esq.
        Jason Wisniewski, Esq.
        Dorsey & Whitney LLP